EXHIBIT 99.1

Elbit Vision Systems Schedules Second Quarter 2017 Results Release for August 9, 2017

Conference call scheduled for August 9, 2017

CAESAREA, Israel, Aug. 03, 2017 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced that it would be releasing its financial results for the second quarter of 2017 on Wednesday, August 9, 2017 before the US markets open.

The Company will also host a conference call the same day, Wednesday, August 9 starting at 10 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 866 668 9141	at 10 am Eastern Time
Israel:	03 918 0610	at 5 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’s website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft
Tel: +1 646 201 9246
evs@gkir.com